Exhibit 99.1

Zeekr Group Announces Completion of Merger

HANGZHOU, China, December 22, 2025 -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced the completion of its merger (the “Merger”) with Keystone Mergersub Limited (“Merger Sub”), an indirect wholly-owned subsidiary of Geely Automobile Holdings Limited (“Geely”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated July 15, 2025, by the Company, Geely and Merger Sub. As a result of the Merger, the Company has become a wholly-owned subsidiary of Geely and has ceased to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on September 15, 2025, at the effective time of the Merger (the “Effective Time”), each ordinary share, par value US$0.0002 per share, of the Company (each, a “Zeekr Share”) issued and outstanding immediately prior to the Effective Time, has been cancelled and cease to exist, in exchange for the right to receive, without interest, (i) US$2.687 in cash per Zeekr Share or (ii) 1.23 newly issued ordinary shares of Geely of a nominal value of HK$0.02 each (each, a “Geely Share”) per Zeekr Share, in each case, at the Company's shareholders election, and each American depositary share of the Company (each, a “Zeekr ADS”, representing ten Zeekr Shares) issued and outstanding immediately prior to the Effective Time has been cancelled and cease to exist, in exchange for the right to receive, without interest, (i) US$26.87 in cash per Zeekr ADS or (ii) 12.3 newly issued Geely Shares per Zeekr ADS, which will be delivered in the form of American depositary shares of Geely (each representing twenty Geely Shares), in each case, at the Company’s ADS holders’ election, other than the Excluded Shares, the Dissenting Shares and the Purported Dissenting Shares (each as defined in the Merger Agreement). Each Zeekr Share or Zeekr ADS held by a Hong Kong Non-Professional Investor (as defined in the Merger Agreement), however, have been cancelled in exchange for the right to receive US$2.687 in cash for each Zeekr Share or US$26.87 in cash for each Zeekr ADS, and will not be exchanged for the right to receive any Geely Shares.

The Company also announced today that it requested that trading of Zeekr ADSs on the New York Stock Exchange (the “NYSE”) be suspended effective December 22, 2025 (New York Time). The Company requested that NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Zeekr ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as financial advisor to a committee of independent directors established by the board of directors of the Company (the “Special Committee”). Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Company. Ogier is serving as Cayman Islands legal counsel to the Special Committee.

Citigroup Global Markets Asia Limited is serving as financial advisor to Geely. Latham & Watkins LLP is serving as U.S. legal counsel to Geely. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to Geely.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world’s leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited
Investor Relations
Email: ir@zeekrlife.com

Piacente Financial Communications
Tel: +86-10-6508-0677
Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com